SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED
(Exact name of Registrant as specified in its Charter)

39th Floor
PCCW Tower, TaiKoo Place
979 King's Road
Quarry Bay
Hong Kong
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X               Form 40-F ___

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___           No     X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of copies of:

(i)	an announcement in Hong Kong dated April 7, 2006 in regards to the continuing connected transactions of the Company with PCCW Group;

(ii)	an announcement in Hong Kong dated April 10, 2006 in regards to the notice of extraordinary general meeting of the Company; and

(iii)	a circular dated April 10, 2006 in regards to the continuing connected transactions of the Company with PCCW Group.

all of which are required by The Stock Exchange of Hong Kong Limited to be disclosed to the Registrant's shareholders or made public in Hong Kong.

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited

By: /s/ Alexander Anthony Arena
Name: Alexander Anthony Arena
Title: Director
Date: April 28, 2006